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                  [LETTERHEAD OF INNSUITES HOSPITALITY TRUST]



March 14, 2000



Securities and Exchange Commission
450 Fifth Street
Washington, D.C.   20549

Re:  InnSuites Hospitality Trust
     Registration Statement on Form S-2
     File No. 333-70001
     Filed December 31, 1998


Ladies and Gentlemen:

On behalf of InnSuites Hospitality Trust, for myself and as attorney-in-fact under powers of attorney from Messrs. Berg, Flory, Hill and Robson, a majority of the Board of Trustees of the Trust, I hereby request withdrawal of the captioned Registration Statement pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The captioned Registration Statement was never declared effective and no securities were offered or sold pursuant to it. Furthermore, InnSuites Hospitality Trust has no intention of utilizing the Registration Statement. Accordingly, InnSuites Hospitality Trust hereby requests withdrawal of the Registration Statement.



Very truly yours,

/s/ James F. Wirth
-----------------------
James F. Wirth
Chairman, President and
Chief Executive Officer